Exhibit (a)(8)

To: Holders of Sucampo Options and RSUs or Shares Purchased under the ESPP:

Subject: Transaction Impact on Sucampo Options, RSUs and Shares

On December 23, 2017, Sucampo Pharmaceuticals, Inc. (“Sucampo”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Sun Acquisition Co. (“Purchaser”), an indirect, wholly-owned subsidiary of Mallinckrodt plc (“Mallinckrodt”), commenced a tender offer to acquire all of the outstanding shares of Sucampo’s Class A Common Stock (the “Shares”) at a purchase price of $18.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2018, and in the related Letter of Transmittal, following the consummation of which Sucampo will be merged into Purchaser with Sucampo surviving as a wholly-owned subsidiary of Mallinckrodt (the “Transaction”).

Sucampo anticipates that the Transaction will close on or around February 13, 2018, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law (the “Closing”).

You are receiving this notice because you currently hold (i) an outstanding option to purchase Shares (“Option”), (ii) a restricted stock unit award (“RSU”) and/or (iii) Shares purchased under Sucampo’s employee stock purchase plan (“ESPP”).

What will happen if I have outstanding Options and RSUs when the Transaction closes?

Options – In connection with the Transaction, the vesting of each Option that is outstanding as of immediately prior to the Closing will accelerate and each outstanding and unexercised Option will be cancelled and converted into the right to receive a cash payment equal to (i) the total number of Shares subject to the Option, multiplied by (ii) the difference between $18.00 and the exercise price of the Option (the “Option Payment”). Any Option with an exercise price equal to or greater than $18.00 per Share will be cancelled for no payment. You will not be required to pay any cash to the Company to cover the exercise price of your Options, but instead the exercise price will be deducted from the proceeds delivered to you as described above in calculating the Option Payment applicable to each of your Options.

RSUs – In connection with the Transaction, each RSU that is outstanding as of immediately prior to the Closing, whether vested or unvested, will be cancelled and converted into the right to receive a cash payment in an amount equal to (i) the total number of Shares underlying the RSU immediately prior to the Closing, multiplied by (ii) $18.00 (the “RSU Payment”).

The Option Payments and RSU Payments will be disbursed through the Company’s payroll system, net of any applicable withholding taxes, as described below. For example, if you hold 1,000 RSUs and 5,000 Options (exercise price = $10.00 per Share) you will receive the following:

●	RSUs: $18.00 X 1,000 = $18,000

●	Options: ($18.00 less $10.00 = $8.00) multiplied by 5,000 = $40,000

●	Total cash received = $58,000 (less withholding taxes)

Any cash due from the settlement of your outstanding Options and/or RSUs will be deposited through payroll into your personal bank account (the same account used for regular payroll) within ten days after the Closing. We currently expect to make payments on or around February 23, 2018. The Option Payments and RSU Payments will not be subject to deductions for contributions to Sucampo’s 401(k) plan.

At Closing, the Options and RSUs will be cancelled. They will no longer appear in your Fidelity Stock Option Plan account and there will be no Fidelity stock activity reporting following the Closing.

Please consult your personal tax advisor and see the attached “Summary of Material U.S. Federal Tax Implications” for additional information regarding the tax treatment of the Option Payments and RSU Payments.

Can I exercise my vested Options before Closing?

Yes, you can exercise any Options that vest in accordance with their terms prior to the Closing (“Vested Options”) (excluding any Options that will receive accelerated vesting in connection with the Transaction) by paying the exercise price and delivering an exercise notice to Sucampo in accordance with the terms of your option grant documents. After you exercise, you will hold Shares. You will participate in the merger as a stockholder of Sucampo and will be paid through a paying agent (rather than through payroll) along with other holders of Sucampo Class A Common Stock.

Holders of Vested Options may exercise all or a portion of their Vested Options by accessing their Company brokerage account with Fidelity (www.netbenefits.com), selecting the desired grant(s) and following the steps described on the site. As a reminder, option holders who are subject to blackout periods under Sucampo’s Insider Trading Policy must opt for “Exercise and Hold” and, as a result, must pay the exercise cost due with cash available in the Fidelity account. Upon exercise, the holder of the newly issued Shares will receive and will be required to execute additional documentation in connection with the Transaction. To the extent you do not elect to exercise your Vested Options, they will be cancelled and cashed out as described above.

What will happen to the Shares I purchased through Sucampo’s ESPP?

Each Share outstanding immediately prior to the Closing (that is not a dissenting Share) will be converted into the right to receive $18.00 in cash, subject to any applicable withholding taxes. Shares purchased through Sucampo’s ESPP will be converted into a cash payment at $18.00 per Share and distributed to you, along with other Sucampo stockholders, through the paying agent. There is no action for you to take. The payment will not be subject to deductions for contributions to Sucampo’s 401(k) plan.

Thank you,

Management

Additional Information and Notice to Investors

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Mallinckrodt and Purchaser have filed with the U.S. Securities and Exchange Commission (the “SEC”). The tender offer is being made solely by the Offer to Purchase, dated January 16, 2018 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The tender offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) THAT HAVE BEEN FILED WITH THE SEC AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED BY SUCAMPO ON JANUARY 16, 2018 (“SOLICITATION/RECOMMENDATION STATEMENT”), CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Copies of the documents filed by Mallinckrodt and Purchaser with the SEC are also available free of charge on the Investor Relations section of its website at www.mallinckrodt.com and copies of the documents filed by Sucampo with the SEC are available free of charge on Sucampo’s website at www.sucampo.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Sucampo and Mallinckrodt file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Sucampo or Mallinckrodt at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Sucampo’s and Mallinckrodt’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Sucampo and any statements relating to Sucampo’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the merger; uncertainties as to how many of Sucampo’s stockholders will tender their Shares in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions of Sucampo’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Sucampo, including those detailed in Sucampo’s public filings with the Securities and Exchange Commission from time to time, including Sucampo Pharmaceuticals, Inc.’s most recent Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports and Current Reports on Forms 10-Q and 8-K. The reader is cautioned not to unduly rely on these forward-looking statements. Sucampo expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX IMPLICATIONS

You should consult your own tax advisor as to the specific tax implications to you of the Transaction with respect to your Options, RSUs and Shares, including the applicability and effect of federal, state and local tax laws. Your federal, state, and local tax consequences depend upon your unique circumstances. The following is intended only as a summary of the certain general U.S. federal income tax consequences of the treatment of your Options, RSUs and Shares as part of the Transaction and the actual consequences may differ from those described below. The discussion does not deal with all U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances. Further, no state, local or foreign tax considerations or non-income tax (such as estate tax or gift tax) considerations are addressed. The discussion is based upon provisions of the Code, as well as Treasury Regulations, administrative rulings and judicial decisions thereunder, all of which are subject to change or to different interpretations (possibly with retroactive effect), in which case it is possible that the general discussion below may no longer be applicable. None of Mallinckrodt, Purchaser nor the Company will obtain a tax opinion from counsel, and no ruling from the Internal Revenue Service has been or will be requested with respect to any of the tax matters discussed herein. Accordingly, all holders of Options are urged to consult their own tax advisors as to the specific tax consequences to them of the Transaction, including the applicable federal, state, local and foreign tax consequences.

General Description of Income Tax Treatment of Cash-out of Options and RSUs.

Each outstanding Option (whether an incentive stock option or nonstatutory stock option), to the extent not exercised, and each outstanding RSU will be “cashed out” in exchange for the Option Payment or RSU Payment in connection with the Transaction. The Option Payments and RSU Payments generally will be treated as compensation to you, taxable as ordinary income at the time such Option Payment or RSU Payment is made to you. If you were an employee of the Company on the date your Option or RSU was granted, the Option Payment or RSU Payment will be reduced by applicable income and employment tax withholding.

Certain Options are intended to qualify as incentive stock options, or ISOs, under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). You should review your option agreement and consult with your tax advisor to determine whether your option is an ISO. Even if your option agreement indicates that it is intended to be an ISO, please be aware that there are limitations on the amount of options that can qualify as ISOs, and if your options exceed those limits, portions of your options that exceed such limits will be treated as nonstatutory stock options, or NSOs, rather than ISOs.

Whether your Options are ISOs or nonstatutory stock options (NSOs), the Option Payment that you receive will be taxable as ordinary income to you, and, if you are an employee or former employee of the Company, those payments will be subject to withholding of income and employment (i.e., Social Security and Medicare) taxes, as the amounts are paid to you. Accordingly, you will recognize income immediately with respect to the Option Payments that you receive in connection with the Closing.

General Description of Income Tax Consequences Applicable to Options Exercised Before Closing

The discussion below addresses certain of the U.S. federal income tax considerations with respect to the Transaction that are generally applicable to former holders of Options that exercise such Options before the Transaction closes.

Exercise of NSOs

If your Options are NSOs, then you were required to recognize taxable ordinary income upon exercise of the Options (or will recognize taxable income if you exercise prior to the Closing). The amount of the Company’s required tax withholding is based on the difference, or “spread”, between the exercise price of your NSO and the “fair market value” of the Shares on the date you exercised. For example, if the exercise price of your option for each Share is $10.00 per Share, and the fair market value of each Share is $15.00 at the time of exercise, then this

$5.00 of spread would be treated as taxable ordinary income for the year in which such exercise occurs and, if you are an employee or former employee, is subject to withholding for income and employment taxes at the time of exercise. In this example, your tax basis in the Class A Common Stock for purposes of calculating any subsequent gain or loss for tax purposes upon the sale or disposition of the common stock in the Transaction would be $15.00 per Share.

Any gain or loss from the sale of your Shares as part of the Transaction should generally constitute capital gain or loss. Such gain or loss will be long-term capital gain or loss if you held your Shares for more than one year following exercise (otherwise such gain or loss will be short-term capital gain or loss).

Exercise of ISOs

The exercise of an ISO does not result in regular taxable income to you. However, the sale of any Shares received upon exercise of an ISO (the “ISO Shares”) pursuant to the Transaction may constitute what is known as a “disqualifying disposition” of such Shares under the Code. The sale of your ISO Shares will be a disqualifying disposition if the Closing of the Transaction occurs within (i) two years following the date your ISOs were granted, or (ii) one year following the date you exercised your ISOs. The sale of your ISO Shares will be a qualifying disposition if the Closing of the Transaction occurs more than two years following the date your ISOs were granted and more than one year following the date you exercised your ISOs. If you have not yet exercised your Options but elect to exercise prior to the Closing, the sale of your ISO Shares in connection with the Transaction will be a disqualifying disposition.

Assuming the Transaction will cause a disqualifying disposition:

●    You will generally be required to recognize ordinary income in an amount equal to the excess of (a) the lesser of the aggregate fair market value of such ISO Shares on the exercise date and the aggregate sales price ($18.00 per share), over (b) the aggregate exercise price paid for such ISO Shares. However, while the amount you receive with respect to your ISO Shares will be subject to ordinary income tax, it will not be subject to employment taxes. Any profit you make in connection with the Transaction over the amount treated as ordinary income will be characterized as capital gain, and may be long-term or short-term capital gain depending on whether you held the shares for more than one year after the exercise date.

If the Transaction is a qualifying disposition of your ISO Shares:

●    Any proceeds that you receive from the sale of your ISO Shares as part of the Transaction, minus the exercise price you paid for the ISO Shares, should generally constitute long-term capital gain or loss.

General Description of Income Tax Consequences Applicable to Shares Purchased under ESPP

The tax treatment of the payment you will receive upon the cancellation of any Shares you purchased under Sucampo’s ESPP will depend on how long you have held the Shares. At a minimum, you will include in your income, and pay tax on, the difference between what you paid for the Shares and the amount for which you sold the Shares. The type and amount of tax will depend on your personal tax situation and whether any profit or loss on the sale is characterized as ordinary income or capital gain or loss, or a combination of ordinary income and capital gain or loss.

The characterization of the income you recognize will vary depending on whether the sale of your Shares in the Transaction is a “disqualifying disposition” or a “qualifying disposition.” Whether a disposition is disqualifying or qualifying depends on how long you held the Shares before the disposition, as described below.

Disqualifying Disposition

Generally, a “disqualifying disposition” will occur if the Transaction closes on or before the last day of either of the following holding periods:

●    two years after the offering date for purposes of the ESPP offering through which you purchased the Shares; and

●    one year after the transfer of the Shares to you (generally, the purchase date under the ESPP on which you purchased the Shares).

If the sale of your Shares in connection with the Transaction is a disqualifying disposition, the excess of (1) the fair market value of the Shares on the purchase date (the “Purchase Date Value”), over (2) the price at which you purchased the Shares (the “Purchase Price”), will be characterized as ordinary income, and the balance of the gain (if any) – that is, the excess of the sale price over the Purchase Date Value – will be characterized as long-term or short-term capital gain depending on the length of time you held the purchase Shares prior to sale.

If the Transaction is a disqualifying disposition and the amount you receive for your Shares ($18.00 per Share) is less than the Purchase Date Value, you generally will be deemed to have received ordinary income equal to the excess of the Purchase Date Value over the Purchase Price. However, you generally will be able to report a capital loss equal to the difference between the sales price (i.e., $18.00 per Share) and the Purchase Date Value. As a result, you will have ordinary income and a capital loss in the same year; however you may not be able to fully offset your ordinary income with your capital loss – currently, the tax rules allow most individual taxpayers to offset up to $3,000 of capital loss per year against ordinary income.

Qualifying Disposition

Generally, if the disposition of your Shares in the Transaction is a qualifying disposition (i.e., you dispose of the Shares in the Transaction after both holding periods described above for a qualifying disposition have been met), then any gain will be characterized as ordinary income only to the extent of the lesser of: (1) the amount by which the fair market value of the Shares on the date of the Closing exceeds the Purchase Price (that is, the gain you recognized on the disposition); or (2) an amount equal to the discount from fair market value on the offering date of the offering through which you purchased the Shares. Any gain you recognize in excess of the sum of the Purchase Price and ordinary income you recognized will be treated as long-term capital gain. If the Transaction is a qualifying disposition that results in a loss, you will not recognize ordinary income and you will have a long-term capital loss equal to the difference between the sale price and the Purchase Price.

Currently, there is no income tax withholding required with respect to the disposition of the Shares purchased under the ESPP in connection with the Transaction. In addition, we are required to report to the IRS any ordinary income you recognize as a result of the disposition of your Shares in connection with the Transaction.

Consult Your Tax Advisor

Please note that that the foregoing discussion is a summary of only the more significant effects of the U.S. federal income tax laws of the exercise of your options in connection with the Transaction and does not discuss the provisions of the income tax laws of any state or local government or any foreign country in which you may reside. Since this summary does not purport to be a complete discussion of all applicable tax issues, you are strongly encouraged to consult with your own tax advisor concerning the specific tax consequents relating to your position with regard to your Options, RSUs and Shares.